Exhibit 99.2

NEWS RELEASE

CONTACT:	KATHLEEN P. PEPSKI	(NYSE: BMM)
	(952) 851-6030	FOR IMMEDIATE RELEASE

BMC Industries, Inc. Reports Third Quarter and Nine-Month 2001 Financial Results

October 30, 2001 – Minneapolis, Minnesota, USA - BMC Industries, Inc. today reported financial results for the third quarter and nine-month period ended September 30, 2001.  For the quarter, consolidated revenues were $73.3 million, a decrease of 19% (18% with consistent foreign currency exchange rates) from the $90.2 million posted in third quarter 2000.  The Company reported a consolidated net loss of $4.1 million, or ($0.15) per diluted share, for third quarter 2001.  This compares to net earnings of $2.7 million, or $0.10 per diluted share, in the third quarter of 2000.

For the nine months ended September 30, 2001, consolidated revenues were $237.8 million, a decrease of 13% (12% with consistent foreign currency exchange rates) from the $273.2 million reported for the same period in 2000.    Including a $10.0 million income tax charge taken in second quarter 2001, the Company incurred a net loss of $9.6 million, or ($0.35) per diluted share, for the first nine months of 2001 compared to net earnings of $10.5 million, or $0.38 per diluted share, for the same period in 2000.  Excluding the second quarter tax charge, consolidated net earnings for the first nine months of 2001 were $0.4 million, or $0.02 per diluted share.

Mr. Paul B. Burke, Chairman and Chief Executive Officer, said, “Consistent with guidance that we provided late in September, our third quarter results declined significantly from the prior year quarter due to a decline in demand for computer monitors and televisions, and resulting shadow mask pricing pressures.  These conditions worsened following the tragic events of September 11 and expanded to our optical products.  As a result of these conditions, we have taken aggressive steps to align our overhead and operating cost structure with the current market situation.”

Mr. Burke continued, “In addition to our cost reduction efforts, we have initiatives underway to significantly reduce working capital.  We expect these initiatives to reduce debt and ensure our ability to continue to invest in strategic initiatives.”

Buckbee-Mears Group

Third quarter 2001 revenues for the Buckbee-Mears group, which includes both Mask Operations and Micro-Technology Operations, were $39.7 million, a decrease of $13.6 million, or 26% (25% with consistent foreign currency exchange rates), from $53.3 million in the third quarter of 2000.

Sales of computer monitor masks decreased 44% in third quarter 2001 as compared to third quarter 2000 due to significant competitive price reductions and a decline in volumes resulting from continuing worldwide softness in demand for personal computers and computer monitors.  Demand for computer monitor masks has also been negatively impacted by the conversion of cathode ray tube (CRT) monitors to liquid crystal display (LCD) monitors as a result of the precipitous decline in the price for LCD’s.

The Buckbee-Mears group also experienced a decline in demand for entertainment masks, particularly jumbo and large-sized television masks.  Entertainment mask sales were down 17% in third quarter 2001 compared to the prior year third quarter.  Third quarter 2001 sales of jumbo-sized masks (those 30” and larger) and large-sized masks (those 24” to 29”) declined 21% as a result of weakness in both product segments, particularly in the NAFTA region.

The group attributes the decline to reduced retail demand for televisions during the quarter due generally to the slowing global economy, but specifically to a substantial contraction of the U.S. market where quarter and year-to-date shipments to dealers were down 15% and 11%, respectively.  Continued excess picture tube and set inventories exacerbated this situation.  While making progress with certain key customers, the group continues to experience delays related to the customer approval process for the qualification of certain advanced mask products, which also impacted sales performance during the quarter.

Micro-Technology sales and earnings for the third quarter of 2001 were negatively impacted as its customers continued to react to slow demand, particularly in the semiconductor, automotive and telecommunications segments, resulting in low capacity utilization.   The group also continues to experience increased costs related to the transfer of significant production to lines in Cortland, New York and Müllheim, Germany.

In response to the external pressures facing the business, the Buckbee-Mears group temporarily shut down all aperture mask production lines at its Cortland, New York manufacturing facility for a three-week period beginning July 19, 2001.  The shutdown of lines in Cortland represented extensions of annual maintenance shutdowns typically scheduled during the third quarter.  Following the shutdown period, two of the five manufacturing lines in Cortland remained idled for the duration of the quarter.  Buckbee-Mears Europe, in addition to its regularly scheduled annual maintenance shutdown, instituted “short-work weeks” during the quarter in response to lower demand for its products.  It is expected that the group will continue to idle two lines in Cortland due to soft market conditions for the foreseeable future.

Also during the quarter, the Company reduced the size of its workforce at its Cortland and St. Paul, Minnesota facilities.  Since the beginning of the year, the Buckbee-Mears group has reduced its headcount by more than 500 positions, representing over 25% of its workforce.  While the headcount reductions made this quarter are expected to generate significant cost savings in the future, third quarter results were negatively impacted by associated non-recurring charges.

Buckbee-Mears’ third quarter 2001 operating loss of $3.9 million represents a decrease of $8.3 million from the $4.4 million earned in third quarter 2000.  The group’s operating earnings in third quarter 2001 were negatively impacted by the lower sales, low capacity utilization and related unabsorbed costs, and by the non-recurring costs mentioned earlier.

Optical Products Group

The Optical Products group reported revenues of $33.6 million in the third quarter of 2001, down 9%, or $3.2 million, from third quarter 2000.  Vision-Ease sales were negatively impacted by a precipitous decline in sales that took place in September.  Despite reasonably stable demand at the domestic retail level, it appeared that retailers slowed orders to minimize inventory exposure in light of the uncertain conditions.  In addition, this group experienced a significant decline in SunSport® sales and profitability versus the third quarter of last year due to a product line transition, higher product costs associated with this transition and a change in the retail distribution channel that slowed sales.

Sales of the group’s high-end, value-added products (including polycarbonate, progressive and polarizing sun lenses) during third quarter 2001 decreased 10% from third quarter 2000 and accounted for 65% of total third quarter 2001 revenues compared to 66% of total third quarter revenues in 2000.  In addition, glass lens sales were down 21% in third quarter 2001 compared to the prior year quarter, due principally to accelerated erosion of the domestic glass lens segment.  Plastic lens sales for third quarter 2001 increased 6% from the same quarter of last year.

Strong sales of Vision-Ease’s SunRx® premium polarized lenses offset some of the sales reductions experienced in other product lines.   Sales of SunRx® polarized prescription lenses increased 24% during third quarter 2001 over the same period a year ago as the compelling benefits of polycarbonate combined with polarization continue to gain acceptance.

Optical Product’s third quarter 2001 operating earnings of $2.2 million represent a decrease of $1.7 million compared to $3.9 million in third quarter 2000.  Third quarter 2001 operating margin was 6.7% compared to 10.5% in third quarter 2000.  The group’s third quarter 2001 operating earnings decrease was driven by the sales factors and higher product costs mentioned earlier.

Other Items

The Company is reporting a loss of $509 thousand in the other expense line item of its Consolidated Statements of Operations, which relates primarily to foreign exchange activity during the current quarter.

Business Outlook

The following statements are based on current expectations.  These statements are forward-looking, and actual results may differ materially from those projected in this news release.  We caution the reader not to place undue reliance on these statements and encourage the reader to read the Business Outlook section in conjunction with the “Safe Harbor for Forward-Looking Statements” that follows this section.

As a result of limited visibility of the global economy and the effects of September 11 events and its aftermath on future retail buying patterns, we expect continued difficult market conditions for both of our operating units for the balance of this fiscal year.

The Buckbee-Mears group’s outlook for the computer monitor market remains uncertain.  Lower shadow mask demand and additional pricing pressures are reducing the profitability of this business segment.  On the television side, we see the pace of contraction in NAFTA slowing and European sales of jumbo-sized units remaining strong.

The Optical Products group sees U.S. and European retail demand remaining stable.  Demand for polycarbonate products continues to grow, although at a slower pace than in previous years.  With these conditions, the group projects premium product growth to resume in the fourth quarter.  However, domestic retailers are instituting inventory management initiatives, which will constrain growth.  Additional capacity for the production of premium products is operational and should support improved sales performance in the balance of the year as the group pursues growth in market share and is able to take advantage of opportunities in these product categories.

BMC management continues to analyze each of its businesses closely and assess profitability of specific product segments within those businesses.  Initiatives are underway to continue to streamline the Company’s product offerings and related production capabilities.

BMC expects consolidated revenues for the fourth quarter of this year to be down compared to the same period in 2000.  Buckbee-Mears group sales are projected to be down roughly 25-30% while Optical Products’ revenue is forecasted to improve 7-10% compared to the fourth quarter of 2000.

Consolidated earnings are expected at breakeven or slightly positive for the fourth quarter of this year.  The Buckbee-Mears group projects lower earnings for the fourth quarter of the year compared to the very strong fourth quarter of 2000, driven mainly by Mask Operations as a result of continued softness in demand for both computer monitor and entertainment masks, monitor mask pricing pressures and lower demand for the group’s higher-margin advanced product aperture masks.   We also anticipate earnings for Micro-Technology Operations to be lower as reduced demand for its products continues and production consolidation costs are absorbed.

Vision-Ease expects to improve profitability somewhat in the fourth quarter of 2001 compared to the fourth quarter of 2000.  The expectation of increased profitability will be driven mainly by increases in sales, as well as anticipated reductions in polycarbonate product costs.  Profitability will be negatively impacted, however, as production levels are scaled back to respond to lower customer demand in certain product categories.

Safe Harbor for Forward-Looking Statements

This news release contains various “Forward-Looking Statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby.  Statements made in this news release that are not statements of historical facts, including statements regarding future performance, are Forward-Looking Statements.  Forward-Looking Statements may be identified by the use of words such as “anticipates”, “estimates”, “expects”, “forecasts”, “projects”, “intends”, “plans”, “predicts”, and similar expressions.  Forward-Looking Statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those projected, including, among others, ability to manage working capital and align costs with market conditions; continued imbalance in supply and demand for computer monitor masks; further aperture mask price declines, particularly for computer monitor masks; slowdown in growth of high-end lens products, including continued weakness in SunSport® products; rising raw material costs; ability to improve operating and manufacturing efficiencies; ability to qualify new products with customers; consumer demand for direct-view high-definition television and digital receivers; competition with alternative technologies and products, including laser surgery for the correction of visual impairment and liquid crystal, plasma, projection and other types of visual displays; ability to source plastic lens product requirement from third parties; ability to gain market share of polycarbonate products both domestically and abroad, including growth in European sales through the operation of processing laboratories; new product development, introduction and acceptance; cost reduction and reorganization efforts; continued slowdown in growth for Micro-Technology products; ability to diversify Micro-Technology customer and product base and partner with new and existing Buckbee-Mears customers or transition development relationships into full-scale production; the effect of regional or global economic slowdowns; the impact of domestic or global terrorism on consumer spending choices; adjustments to inventory valuations; liability and other claims asserted against BMC; negative foreign currency fluctuations; and ability to recruit and retain key personnel.  Certain of these and other risks and uncertainties are discussed in further detail in BMC’s Annual Report and Form 10-K for the year ended December 31, 2000 and other documents filed with the Securities and Exchange Commission.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.

The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks.  The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol “BMM.”  For more information about BMC Industries, Inc., visit the Company’s Web site at www.bmcind.com.

Investor Conference Call Information:

Tuesday, October 30, 2001

10:00 a.m. Central Time (11:00 a.m. Eastern Time)

Call-in Number:  800-260-0718 (U.S.) or 612-332-0345 (International)

Replay Number:  800-475-6701 (U.S.) or 320-365-3844 (International)

Replay Access Code:  604351

The rebroadcast of the conference call will be available starting at 1:30 p.m. Central Time, October 30, 2001 through 11:59 p.m. Central Time, November 4, 2001.

The conference call will also be offered live, through a simulcast offered by CCBN.com and StreetEvents.com.  To access this Webcast, go to the “Investor Relations” portion of the Company’s Web site, www.bmcind.com, click on “Conference Calls” and then click on the CCBN icon.

BMC INDUSTRIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands, except per share amounts)

	Three Months Ended September 30		Nine Months Ended September 30

	2001	2000	2001	2000
Revenues	$73,339	$90,179	$237,819	$273,167
Cost of products sold	70,786	77,530	211,853	232,563
Gross margin	2,553	12,649	25,966	40,604
Selling	4,209	4,356	13,576	12,745
Administrative	1,042	1,261	3,798	4,058
Income (loss) from operations	(2,698)	7,032	8,592	23,801
Other income and (expense)
Interest expense	(3,014)	(3,358)	(8,804)	(9,941)
Interest income	63	112	388	198
Other income (expense)	(509)	244	525	1,271
Earnings (loss) before income taxes	(6,158)	4,030	701	15,329
Income tax expense (benefit)	(2,012)	1,293	10,252	4,816
Net earnings (loss)	$(4,146)	$2,737	$(9,551)	$10,513
Net earnings (loss) per share:
Basic	$(0.15)	$0.10	$(0.35)	$0.38
Diluted	(0.15)	0.10	(0.35)	0.38
Number of shares included in per share computation:
Basic	27,101	27,399	27,296	27,395
Diluted	27,101	27,645	27,296	27,608

BMC INDUSTRIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	(Unaudited)
	September 30	December 31
ASSETS	2001	2000
Current assets
Cash and cash equivalents	$859	$2,290
Trade accounts receivable, net	49,113	45,645
Inventories	82,029	82,015
Deferred income taxes	14,993	17,954
Other current assets	6,429	11,455
Total current assets	153,423	159,359

Property, plant and equipment	286,616	276,568
Less accumulated depreciation	150,251	137,069
Property, plant and equipment, net	136,365	139,499
Deferred income taxes	468	4,389
Intangibles assets, net	62,836	65,180
Other assets	8,677	5,377
Total assets	$361,769	$373,804
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	$991	$1,206
Accounts payable	28,690	33,939
Income taxes payable	4,926	6,374
Deferred income taxes	944	-
Accrued expenses and other current liabilities	22,202	22,518
Total current liabilities	57,753	64,037

Long-term debt	150,744	143,810
Other liabilities	17,214	17,080
Deferred income taxes	3,587	2,079

Stockholders’ equity
Common stock	46,754	49,240
Retained earnings	95,096	105,876
Accumulated other comprehensive income (loss)	(9,300)	(6,669)
Other	(79)	(1,649)
Total stockholders’ equity	132,471	146,798

Total liabilities and stockholders’ equity	$361,769	$373,804

BMC INDUSTRIES, INC.

SEGMENT INFORMATION

(Unaudited)

(in thousands)

	Three Months Ended September 30
	Buckbee-Mears		Optical Products		Consolidated
	2001	2000	2001	2000	2001	2000

Revenues	$39,719	$53,333	$33,620	$36,846	$73,339	$90,179
Cost of products sold	42,284	47,373	28,502	30,157	70,786	77,530
Gross margin %	(2,565)	5,960	5,118	6,689	2,553	12,649
Gross margin	(6.5%)	11.2%	15.2%	18.2%	3.5%	14.0%
Selling	1,332	1,532	2,877	2,824	4,209	4,356
Unallocated corporate administration	-	-	-	-	1,042	1,261
Income (loss) from operations	$(3,897)	$4,428	$2,241	$3,865	$(2,698)	$7,032

Operating income %	(9.8%)	8.3%	6.7%	10.5%	(3.7%)	7.8%

Capital spending					$4,024	$2,900

Depreciation and amortization					$ 5,857	$ 6,055

EBITDA					$2,650	$13,331

EBITDA %					3.6%	14.8%